UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 16, 2010

Commission File Number: 001-33916

GEROVA FINANCIAL GROUP, LTD.

Cumberland House, 5th Floor
1 Victoria Street
Hamilton, HM 11
Bermuda
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

IMPORTANT NOTICES

GEROVA Financial Group, Ltd. (“GEROVA”) and its directors and executive officers may be deemed to be participants in the solicitation of proxies for the extraordinary general meeting of GEROVA’s shareholders to be held to approve the proposed resolutions discussed in the proxy statement in this Form 6-K filed by GEROVA with the Securities and Exchange Commission on August 16, 2010.  GEROVA is a foreign private issuer. As such, the proxy statement and other proxy materials will not be subject to preliminary review and comment by the Securities and Exchange Commission (the “SEC”).

The proxy statement will be mailed to shareholders as of the July 30, 2010 record date for voting on the proposed resolutions. Shareholders will also be able to obtain a copy of the proxy statement without charge from GEROVA. The proxy statement may also be obtained without charge at the SEC’s internet site at www.sec.gov.

This Report of Foreign Private Issuer, including the exhibits contained herein, may contain forward-looking statements that involve substantial risks and uncertainties. Other than statements of historical facts, all statements included in this report regarding strategy, future operations, future financial position, prospects, and plans and objectives of management are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. GEROVA may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by GEROVA. GEROVA does not assume any obligation to update any forward-looking statements.

Other Events

An extraordinary general meeting of GEROVA’s shareholders has been scheduled to be held on August 30, 2010.  Attached to this Form 6-K is the proxy statement, including annexes, that was mailed to such shareholders on or about August 13, 2010.

Purpose of the Meeting

The purpose of the meeting is to seek shareholder approval of (1) the continuance of GEROVA as an exempted company under the laws of Bermuda and the de-registration of GEROVA as a company under the laws of the Cayman Islands, (2) subject to the approval of the continuance, the new organizational documents of GEROVA in Bermuda, and (3) subject to the approval of the continuance and the organizational documents, the granting to the GEROVA board of directors the express authority to change the name of the corporation. Management believes that these changes will better position GEROVA within the insurance industry.

Where to Find Additional Information

GEROVA is a foreign private issuer. As such, the proxy statement and other proxy materials will not be subject to preliminary review and comment by the SEC.  Shareholders are urged to carefully read the final proxy statement filed as Exhibit 99.1 and any other relevant documents filed with the SEC when they become available. Copies of the final proxy statement and other documents filed by GEROVA will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to GEROVA at the address on the cover page of this report.

Exhibits

Exhibit Number	Description

99.1	Proxy Statement of GEROVA Financial Group, Ltd.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

GEROVA FINANCIAL GROUP, LTD.

August 16, 2010	By:
/s/ Joseph J. Bianco
Joseph J. Bianco
Chief Executive Officer